Agreement

Date of this Agreement: June 3, 2022

By and Between:

Selina Hospitality PLC
6th Floor
2 London Wall Place
Barbican, London, UK
("**Selina Holding**", successor to Selina Holding Company, SE and Dekel Hostels Holding, S.A.)

Selina Operation One (1), S.A.
A Panamanian corporation registered at the Public Registry to Mercantile Folio No. 155632688
Avenida B, Calle 12
Edif. Bola de Oro, Casco Antiguo
Panama City, Panama
("**Selina Operation**" and together with Selina Holding, "**Selina**")

Selina Management Panamá, S.A.
A Panamanian corporation registered at the Public Registry to Mercantile Folio No. 773197
Avenida B, Calle 12
Edif. Bola de Oro, Casco Antiguo
Panama City, Panama

YAM at Selina Ops LP
Limited Partnership
Delaware, SR 20176258166
File Number 6551011
("**YAM**")

PCN Operations, S.A.
A Panamanian corporation registered at the Public Registry to Mercantile Folio No. 15569926
("**PCN**")

(Collectively, "**Parties**" and individually a "**Party**")

Whereas, to the date of this Agreement, the Parties have entered into multiple agreements since September 1, 2017, including a shareholders' agreement dated as of December 10, 2020 ("**SHA**") and a pledge agreement dated as of October 21, 2021 (the "**Pledge**"), relative to a joint venture ("**JV Agreement**") between Selina Holding and YAM in Panama, Costa Rica and Nicaragua (as amended and supplemented, the "**Existing Agreements**"); and,

Whereas, Selina is in the midst of new equity financing and/or new convertible debt financing round and/or any other financings (including, private investment in public entities and/or any convertible debt issuance) (some of which arrangements have already been signed and partially funded), including via a potential deSPAC transaction as announced by Selina Holding on 2 December 2021 (the "**New Funding Rounds**"); and,

Whereas, the Parties wish that a portion of the New Funding Rounds proceeds shall be paid to YAM, subject to and in accordance with the terms and conditions of this Agreement.

The Parties hereby agree, from and after the date hereof, as follows:

1. Selina Holding shall pay on behalf of PCN and/or cause PCN to pay YAM, as an advanced distribution under the Existing Agreements, the amount of US$1,300,000 ("**Make-Up Payment**"), as follows:

   1.1 US$500,000 on or before the date that is five (5) days after the date of this Agreement;
   1.2 US$500,000 on or before the date that is twenty-one (21) days after the date of this Agreement; and;
   1.3 US$300,000 on or before the date that is forty-five (45) days after the date of this Agreement.

   Selina Management Panamá, S.A. hereby acknowledges and accepts the terms and conditions of this Agreement, and hereby agrees to be jointly and severally liable as guarantor for all of Selina's obligations under this Agreement, including without limitation, all payment obligations.

   Upon timely payment of the Make-Up Payment, Selina shall be deemed to have satisfied its obligations in respect of the Seven Consecutive Quarterly Payments under Article V of the SHA, including any interest accrued thereon, at which point no further interest shall accrue and the Percentage Interests of the Shareholders shall be adjusted to dilute the Investing Shareholder's Percentage Interest by ten percent (10%), to fifteen percent (15%) in total, and increase the Managing Shareholder's Percentage Interest accordingly, to eighty-five percent (85%).

2. If the New Funding Rounds Financial Proceeds are less than (or equal to) US$100,000,000, then Selina Holding shall cause an additional amount (in addition to the amount paid under paragraph 1 above), equal to 2.5% of such proceeds, to be paid to YAM, as an advanced distribution under the Existing Agreements, towards the recovery of YAM's equity contributions (to the extent the same have not been repaid in full by the repayment date) and, if applicable, YAM's IRR Payment. Such amount shall be paid to YAM on October 1, 2022 or within twenty-one (21) days from the date of receipt by Selina of any funds in relation to the respective New Funding Round, whichever occurs later.

3. If the New Funding Rounds Financial Proceeds exceed US$100,000,000, but are less than US$150,000,000, then Selina Holding shall cause an additional amount (in addition to the amounts paid under paragraphs 1 and 2 above), equal to 5% of such incremental proceeds above US$100,000,000, to be paid to YAM, as an advanced distribution under the Existing Agreements, towards the recovery of YAM's equity contributions (to the extent the same have not been repaid in full by the repayment date) and, if applicable, YAM's IRR Payment. Such amount shall be paid to YAM on October 1, 2022 or within twenty-one (21) days from the date of receipt by Selina of any funds in relation to the respective New Funding Round, whichever occurs later.

4. If the New Funding Rounds Financial Proceeds are greater than (or equal to) US$150,000,000, then Selina Holding shall cause additional amounts (in addition to the amounts paid under paragraphs 1 to 3 above) to be paid to YAM from (but only to the extent of) such excess proceeds ("**Excess Proceeds**") as follows:

   4.1 First, a US dollar amount, as an advanced distribution to YAM under the Existing Agreements, equal to the balance of YAM's Contribution Balance under the Existing Agreements (if any); and

4.2 Second, a US dollar amount that will cause YAM's IRR on YAM's equity contributions, from the date of each of YAM's equity contributions per the Existing Agreements until the date such IRR amount has been fully paid hereunder, to be fourteen percent (14%), provided that such calculation shall take into account any distributions paid to YAM under the Existing Agreements prior to such IRR payment (**"YAM's IRR Payment"**).

4.3 As used herein, the terms below shall have the following meanings:

"Contribution Balance" shall mean a US dollar amount to be paid to YAM, as an advanced distribution under the Existing Agreements, equal to the balance of YAM's equity contributions under the Existing Agreements minus the total amounts paid by Selina to YAM to such date; and

"Financial Proceeds" shall mean all cash proceeds actually received by Selina from any New Funding Round (except, for the avoidance of doubt, for draws under the bridge loan entered into by Selina Holding on 26 November 2021 and any other similar bridge loan to be repaid at the closing of the New Funding Round), including all partial disbursements in respect of any New Funding Round. In the event the New Founding Round is a deSPAC transaction, the Financial Proceeds shall include: (i) the sum of (a) cash proceeds raised through private investment in public entity (anticipated to be approximately US$ 65 million), (b) cash proceeds received from any convertible debt issuance (anticipated to be approximately US$ 80 million) and (c) any cash proceeds disbursed to Selina from any deSPAC trust account, (ii) less banker, legal and advisor fees paid by Selina from such proceeds at the closing of the deSPAC transaction (capped at US$15 million).

"IRR" shall mean the relevant internal rate of return calculated using Microsoft Excel's IRR function.

5. If Selina has actually received any funds from any New Funding Round and Selina has complied with making all payments in accordance with this Agreement in connection to such New Funding Round but, nonetheless, such payments have not been sufficient for YAM to receive all of its equity contributions plus YAM's IRR Payment in full, then, with regards to the remaining balance (the **"Unpaid Amounts"**), Selina shall cause the lesser of (a) US$2,000,000 or (b) the then outstanding Unpaid Amounts (less any amounts previously paid towards the Unpaid Amounts) to be paid to YAM quarterly until such time as the Unpaid Amounts have been paid in full, as follows: (i) if the New Funding Round's Financial Proceeds are less than (or equal to) US$100,000,000, then Selina shall start making such payments on or before the last day of each calendar quarter (i.e., on or before 31 March, 30 June, 30 September and 31 December), starting with the first calendar quarter of 2023 (i.e., by 31 March 2023); (ii) if the New Funding Round's Financial Proceeds are greater than (or equal to) US$100,000,001, then Selina shall start making such payments on or before last day of each calendar quarter (i.e., on or before 31 March, 30 June, 30 September and 31 December), starting with the last calendar quarter of 2022 (i.e., by 31 December 2022).

6. YAM hereby undertakes to have the share certificates representing YAM's equity interest in PCN to be held in custody at the offices of Morgan & Morgan during the term of this Agreement. After Selina has paid all amounts owing to YAM under paragraphs 4.1 and 4.2 and 4.3 above (the **"Buy-Out Payment"**), including pursuant to the Put Right, YAM shall co-operate with Selina and promptly instruct that the share certificates held at the offices of Morgan & Morgan be released for purposes of YAM's transfer to Selina, within thirty (30) days of the relevant Buy-Out Payment having been made, of all of YAM's Membership Interest, free and clear of any liens, encumbrances and/or options in favor of any third parties (**"Buy-Out Share Transfer"**). As part of such co-operation, YAM agrees to sign

such further agreements or instruments as may be required to effectuate such transfer, provided the same are in the most tax-efficient and favorable terms and conditions reasonably possible under applicable law for the parties.

7. The Review Reports to be provided under Section 7.4 of the SHA shall only be required to be provided by the Managing Shareholder by September 30, with regard to the first half of each fiscal year, and by March 31, with regard to the second half of each fiscal year, rather than being provided on a quarterly basis within 30 days after the end of each quarter. So long as Selina is not in Default of its obligations under this Agreement, such reports shall not have to be certified by any auditor.

8. So long as Selina is not in Default under this Agreement, the provisions in the Existing Agreements that provide for the increase of the Preferred Return definition in the JV Agreement and/or dilution of the Managing Shareholder's Percentage Interest, including, without limitation, Section 6.1(c) of the SHA (relating to Material Breaches), Section 7.4 of the SHA (relating to delivery of the Review Reports) and Section 5.3 of the JV Agreement (relating to Partner Member's put right) shall no longer apply. As clarification, this paragraph shall not apply to any adjustments of a Member's Percentage Interest as may be required by Section 2.4 of the JV Agreement following a Member's failure to make a required capital contribution.

9. Notwithstanding anything in the Existing Agreements to the contrary, for so long as Selina is not in Default under this Agreement, Selina shall have no obligation to make to YAM any further distributions of Net Cash Flow or Net Capital Proceeds from Capital Transactions under the Existing Agreements in respect of the 2021 fiscal year or for any fiscal year thereafter, whether under Article 3 of the JV Agreement or otherwise; it being understood and hereby agreed by the Parties, that upon the occurrence of a Default under this Agreement such distributions shall be considered to have accrued up and until the date of such Default, and, on said date, shall be considered a default under the respective Existing agreements and to be due and payable under such Existing Agreements within a period of thirty (30) days from the date of the Default.

10. This Agreement shall be read and interpreted in addition to the Existing Agreements. Except as provided herein, the Existing Agreements shall stay in full force (subject to their terms as modified herein) until the date the Buy-Out Payment is made (the "**Buy-Out Date**") or such Existing Agreements otherwise are terminated in accordance with their terms. Should the relevant Buy-Out Payment be made as set out herein, including pursuant to the Put Right, the Parties will reasonably cooperate with each other, at each Party's cost, to terminate the Existing Agreements and release the Pledge as soon as practicable after the Buy-Out Date, but in any event within thirty (30) days after such date.

11. YAM acknowledges that should Selina Holding or Selina Operation pay any amounts to YAM on behalf of PCN, then at the election of Selina, such payment may be considered to be an unsubordinated intercompany debt of PCN operations towards Selina Holding or Selina Operation, as the lender (as the case may be), and such intercompany debt may have a maturity date of up to one year, as selected by the lender, and may accrue interest at a rate selected by the lender, such rate not to exceed twelve per cent (12%) per annum, and be repaid by PCN as an operating expense.

12. YAM undertakes that so long as Selina is not in Default under this Agreement, YAM will not commence, maintain, initiate, or prosecute, or cause, encourage, assist, advise or cooperate with any other person or entity to commence, maintain, initiate or prosecute, any action, lawsuit, proceeding, complaint or claim before any court, agency or tribunal against Selina arising from, concerned with, or otherwise relating to any alleged breaches of the Existing Agreements by Selina prior to the date of this Agreement. In addition, subject to the following, the Parties agree, upon completion of the relevant Buy-Out Payment and the Buy-Out Share Transfer, to mutually waive all previous or existing claims,

allegations and other arguments against each other and their respective affiliates under the Existing Agreements (the "**Mutual Waiver**"). The Parties will reasonably co-operate with each other and sign such agreements as may be required to give effect to the Mutual Waiver.

13. Selina and YAM hereby agree that if: (i) Selina Holding and/or Selina Operation shall be served with an involuntary petition against it, filed in any insolvency proceeding, or should a similar insolvency proceeding otherwise be commenced against Selina Holding and/or Selina Operation in any jurisdiction and such petition or proceeding shall not be dismissed within forty-five (45) days after the filing or commencement thereof; or (ii) the legal representative, attorney-in-fact or any other person so empowered, the board of directors, or the shareholders of any of Selina Holding and/or Selina Operation resolves that Selina Holding and/or Selina Operation shall file for insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, winding-up or other insolvency proceeding in any jurisdiction; or (iii) an Event of Default pursuant to the IDB Invest Loan Agreement dated November 20, 2020 occurs and IDB Invest has provided notice of such breach under the Loan Agreement as a result of such Event of Default, then YAM shall have a "put right" ("**Put Right**"), exercisable at any time thereafter, by means of written notice to Selina, and that, once so exercised, Selina shall be obligated to purchase YAM's entire Membership Interest for an amount equal to the Buy-Out Payment, payable within one hundred fifty (150) days following such written request.

14. Capitalized terms which are used in this Agreement, but which are not defined in this Agreement shall have the meanings ascribed to such terms in the Existing Agreements.

15. All notices, demands and other communications hereunder shall be in writing or by facsimile or by electronic mail, and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, or sent by facsimile or electronic mail, as follows:

If to Selina, to:

6th Floor, 2 London Wall Place
Barbican, London
EC2Y 5AU
United Kingdom
Attention: Jonathon Grech
E-mail: jon.grech@selina.com

If to Selina Management Panamá, S.A., to:

Corregimiento de Santa Ana, Casco Antiguo
Calle 12 y Avenida B
Edificio Bola de Oro, 2do Piso
Selina Coworking Office
Panamá, República de Panamá
Attention: Alexandra Michelle Call del Pino
E-mail: alexandrac@selina.com

If to YAM, to:

Yoav Lachover
915 Ladbroke Ln.

Alpharetta, GA 30022
United States of America
E-mail: ylconsulting@gmail.com

With copy to:

Morgan & Morgan Legal
MMG Tower
23rd Floor
Avenida Paseo del Mar
Costa del Este, Panama
Panama
Attention: Aristides Anguizola
E-mail: aristides.anguizola@morimor.com

If to PCN, to:

Calle 12 y Avenida B
Edificio Bola de Oro
Casco Antiguo
Ciudad de Panama
República de Panama
Attention: Alexandra Michelle Call del Pino
E-mail: alexandrac@selina.com

16. Any of the Parties to this Agreement shall be in "Default" hereunder upon the occurrence of the following: should any Party fail to perform any obligation and/or breach any representation, warranty, or covenant set forth in this Agreement which lack of performance and/or breach continues for a period of ten (10) Business Days after written notice thereof has been given by the Party claiming to be affected by such lack of performance and/or breach. Without prejudice of the foregoing, the Parties agree that an occurrence of any of the situations described in paragraph 13 of this Agreement, will also be considered a Default of this Agreement. Notwithstanding the fact that any of the Parties may allow the other Party to Default on their obligations once or more than once, or may allow the other Party to partially perform or perform their obligations under this Agreement, in any way other or later than as agreed, or does not demand full performance of said obligations or does not exercise its corresponding contractual or legal rights, shall not be deemed to be or interpreted as an amendment of this Agreement, and shall not in the future prevent such Party from demanding full and specific performance of each of the other Party's obligations or the exercise of its legal rights.

17. If any clause or provision of this Agreement is declared null and void and without effect, it shall be understood that this does not affect in any way whatsoever the full validity, enforceability and effect of the remaining clauses and provisions thereof, which shall be interpreted so as to confer upon them the maximum validity, enforceability and effect, as agreed.

18. In the event that it should be determined that any of the terms and conditions of this Agreement are in breach of or are contrary to the terms and conditions of the Existing Agreements, the terms and conditions of this Agreement shall prevail over the terms of the Existing Agreements.

19. This Agreement, its validity, interpretation, performance, execution or termination, shall be governed by the laws of the Republic of Panama, excluding its conflict of law rules; and any conflict, disagreement or dispute arising in relation to such validity, interpretation, performance, execution or

termination shall be exclusively subject to, and resolved, by the ordinary courts in Panama City, Panama, of the First Judicial Circuit of Panama. For the avoidance of doubt, this Agreement is not subject to the dispute resolution mechanism in Section 6.1 of the JV Agreement and shall supersede and replace previous side letters entered into among the Parties in June 2021 and August 2021.

20. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original and will become effective when one or more counterparts have been signed by a Party and delivered to the other Parties.

[*Signatures appear on the following page*]

The Parties hereby confirm their agreement to the foregoing by signing where indicated below.

____
Selina Hospitality PLC
By: Alexandra M. Call
Date: 03. 06. 2022

____
Selina Operation One (1), S.A.
By: Alexandra M. Call
Date: 03. 06. 2022

____
YAM at Selina Ops LP
By: YOAV LAZHOVER
Date: 3-6-2022

____
PCN Operations, S.A.
By: Alexandra M. Call
Date: 03. 06. 2022

____
Selina Management Panamá, S.A.
By: Alexandra M. Call
Date: 03. 06. 2022